Exhibit 12.1

(in thousands)

	For the Three Months Ended March 31,
	2006	2005
Fixed Charges Computation:
Preferred stock dividend	$865	$878
Interest expense, including amortization of debt issuance costs	1,498	1,251
Total fixed charges and preferred dividends	2,363	2,129

Earnings Computation:
Earnings (loss) before income taxes, equity in income (loss) of investees and minority interests	(1,041)	4,712

Less:
Preferred stock dividend	(865)	(878)
Minority interests	295	(55)
Add:
Fixed charges	2,363	2,129
Earnings as adjusted	$752	$5,908

Ratio of earnings to fixed charges	0.5x	4.7x
Ratio of earnings to fixed charges and preferred dividends	0.3x	2.8x